Exhibit 12.1

						Six Months
						Ended
	For the Year Ended December 31,					June 30,
	2004	2005	2006	2007	2008	2009

Income (loss) from continuing operations before income taxes	$(46,756)	$(95,174)	$(92,681)	$(34,167)	$2,295	$13,727
Fixed charges	271	285	296	569	409	244

Earnings as defined	$(46,485)	$(94,889)	$(92,385)	$(33,598)	$2,704	$13,971

Fixed charges:
Interest expense	$149	$68	$—	$—	$—	$—
Estimated interest component of rent expenses	122	217	296	569	409	244

Total fixed charges	$271	$285	$296	$569	$409	$244

Ratio of earnings to fixed charges	Note 1	Note 1	Note 1	Note 1	6.6	57.2

(1):	For the fiscal years ended December 31, 2007, 2006, 2005 and 2004, our earnings were insufficient to cover fixed charges by $34.2 million, $92.7 million, $95.2 million and $46.8 million, respectively.